Exhibit 4.13

Description of Registrant’s Securities
Registered under Section 12
of the Securities Exchange Act of 1934

The following description (this “Description”) of our common shares is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Amended and Restated Articles (our “Articles”), which has been filed with the Securities and Exchange Commission. This Description also summarizes relevant provisions of the British Columbia Business Corporations Act (the “BCBCA”) and securities laws in the provinces and territories of Canada. We encourage you to read our Articles, the applicable provisions of the BCBCA and the applicable provisions of securities laws in the provinces and territories of Canada for additional information.

General

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of the Annual Report on Form 10-K of which this Description forms a part, no preferred shares were issued and outstanding.

Common Shares

Each common share entitles the holder thereof to one vote at all meetings of shareholders.

There are no limitations on the rights of non-Canadian owners to hold or vote common shares.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or other distribution of our assets among shareholders for the purpose of winding up our affairs, subject to the rights, privileges and restrictions attaching to any preferred shares that may then be outstanding, the shareholders shall be entitled to receive our remaining property.

The shareholders are entitled to receive dividends, as and when declared by our board of directors, subject to the rights, privileges and restrictions attaching to our securities, which may be paid in money, property or by the issue of fully paid shares in our capital.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date of the Annual Report of which this Description forms a part.

In addition to the take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act and the Competition Act.

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any existing or prospective investor and no representation with respect to such requirements to any existing or prospective investor is made. Existing and prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under the BCBCA, unless otherwise stated in our Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering our Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.